Checkpoint Systems, Inc.
101 Wolf Drive, P.O. Box 188
Thorofare, NJ 08086
800 257 5540 Toll Free
856 848 1800 Phone
856 848 0937 Fax
Raymond D. Andrews
Sr. Vice President & Chief Financial Officer
August 20, 2008
VIA EDGAR CORRESPONDENCE
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Checkpoint Systems, Inc.
Form 10-K for period ending 12/30/2007, File No. 001-11257
Filed on February 28, 2008
Dear Mr. Spirgel:
     Pursuant to your letter dated July 23, 2008, Checkpoint Systems, Inc. (the “Company”) is submitting its response to the comments of the Staff of the Securities and Exchange Commission in a letter dated today from our counsel, Alison K. Keith of Latham & Watkins LLP. Pursuant to the Staff’s request, the Company acknowledges that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,
/s/ Raymond D. Andrews
Raymond D. Andrews
Senior Vice President and Chief Financial Officer Checkpoint Systems, Inc.